Exhibit

Exhibit Description

99.1	Announcement on 2015/05/11: To Announce the Issuance of Zero Coupon Convertible Bonds Due 2020

Exhibit 99.1

To Announce the Issuance of Zero Coupon Convertible Bonds Due 2020

1. Date of occurrence of the event: 2015/05/11
2. Company name: United Microelectronics Corp.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

(1)Issue Size: US$600,000,000;

Issue Price: 100% of principal amount;

Denomination: US$200,000

(2)Coupon Rate: 0% per annum.

(3)Redemption and expiration: Unless previously redeemed, converted or repurchased and cancelled, the Securities will be redeemed at a redemption price equal to 98.76% of the principal amount on the Maturity Date. The Maturity Date is May 18, 2020.

(4)Collateral: N/A

(5)Coversion:

A. Conversion Period:

Unless previously redeemed, converted, repurchased or cancelled and except during the Closed Period or suspension period (if any) the Securities may be converted from the 41 day after the Issue Date to 10 days prior to the Maturity Date into common shares (the “Conversion Period”). Save that the Conversion Right shall be suspended during the following period:

(a)The period commencing from sixty (60) days prior to the date of the annual general shareholders’ meeting of the Issuer, from thirty (30) days prior to a special shareholders’ meeting of the Issuer, and from five (5) days prior to the record date of the Issuer for determination of shareholders entitled to receive dividends, bonuses or other benefits, to the meeting date or the record date

(b)The period from 15 trading days prior to the period during which the Issuer has to close it shareholders’ register for distribution of shares dividends, cash dividends or for subscription of new shares in a capital increase for cash, to the record date for the distribution of the relevant dividends, rights and benefits

(c)The period from the record date of capital decrease to one (1) day prior to the trading of shares reissued after the capital decrease; and

(d)Such other periods during which under the applicable R.O.C. laws and regulations or the rules of TWSE the Issuer shall close its shareholders’ register.

B. Conversion Price: NTD17.5 per common share

C. Conversion Procedure: For conversion request, each Bondholder needs to submit the relevant documents required under the R.O.C. laws together with a notice of conversion pursuant to the Indenture. Upon receipt of a conversion notice, the Issuer will deliver common shares within 5 business days of receipt of such conversion notice to the converting Bondholder. The number of common shares to be delivered upon conversion of any Bond will be determined by dividing the principal amount of the Bonds by the Conversion Price (in N.T. dollars) in effect on the date of conversion. The Issuer will not compensate in cash or any other ways for any amount of less than one common share.

D. Adjustment of the Conversion Price: upon the occurrence of certain dilutive or other analogous events as specified in the Indenture, the Conversion Price shall also be adjusted in accordance with conventional anti-dilution market precedents. The amount of adjustment shall be determined formulaically, as set forth in the Offering Circular and/or the Indenture.

E. Redemption at the Option of the Bondholders

(a)Each Bondholder shall have the right to require the Issuer to early redeem the Bonds, in whole or in part, on the third anniversary from the Issue Date at an amount equal to the principal amount of the Bonds plus a gross yield of -0.25% per annum, calculated on a semi-annual basis (“Put Price”)

(b)In the event that the Issuer’s common shares cease to be listed on the Taiwan Stock Exchange, each Bondholder shall have the right to require the Issuer to redeem the Bonds, in whole but not in part, at an amount equal to the principal amount of the Bonds plus a gross yield of -0.25% per annum ,calculated on a semi-annual basis (“Early Redemption Amount”).

(c)Upon the occurrence of a Change of Control (as described in the Indenture), each Bondholder shall have the right to require the Issuer to redeem the Bonds, in whole but not in part, at the Early Redemption Amount. The Put Price/Early Redemption Amount referred to above will be converted into NTD based on the Fixed Exchange Rate, and this fixed NTD amount will be converted using the prevailing exchange rate for payment in USD.

F. Redemption at the Option of the Issuer

(a)The Issuer has the option to call in whole or in part at the Early Redemption Amount any time after 3 years after the Issue Date and prior to the Maturity Date, if the closing price of the common shares on the Taiwan Stock Exchange (TWSE) for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 125% of the then Conversion Price.

(b)The Issuer may redeem the outstanding Bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the Bonds have been previously redeemed, called, repurchased and cancelled or converted

(c)In the event of certain changes in R.O.C. taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to the Issuer, the Issuer may redeem the outstanding Bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional tax. The Early Redemption Amount referred to above will be converted into NTD based on the Fixed Exchange Rate, and this fixed NTD amount will be converted using the prevailing exchange rate for payment in USD.

(6)Trading Market: Singapore Exchange

(7)Specific Securities Offering for Designated Party? None

(8)Capital Usage Plan and Benefits: The capital will be used for purchasing machinery and equipment. The ECB issuance is expected to lower the Company’s overall cost of capital, to strengthen the financial structure and flexibility, and to provide capital for future operation growth.

(9)Impact to Shareholders: The underlying conversions for ECB are Issuer’s common Shares. If the ECB is fully converted, the dilution effect to original shareholders is 8.26%. The impact to the dilution is minimal.

8. Countermeasures: none
9. Any other matters that need to be specified: none